UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

MOMENTA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Craig A. Wheeler

President and Chief Executive Officer

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 491-9700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter N. Handrinos

R. Scott Shean

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 2, 2020, relating to the tender offer (the “Offer”) by Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price equal to $52.50 per Share, net to the seller, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 2, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph and page references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information. Unless stated otherwise, the new text in the supplemental information is bolded, italicized and underlined and any deleted text is bolded, italicized and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The fifth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 16 of the Schedule 14D-9 is amended and supplemented as follows:

In addition, during that time, the Company had preliminary discussions with various other companies with respect to potential licensing, partnership or other strategic collaborations, including two global pharmaceutical companies, Company A and Company B, with whom the Company entered into customary confidentiality agreements, neither of which contained standstill provisions.

The first paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of Goldman Sachs—Illustrative Discounted Cash Flow Analysis” beginning on page 30 of the Schedule 14D-9 is amended and supplemented as follows:

Using the Company Projections and the NOL Forecasts, which is based on tax savings from usage of the Company’s federal net operating losses of $785 million as of December 31, 2019, future losses and assumed utilization rates based on the Company Projections, applied to EBIT, as such term is described under the subsection entitled “—Certain Projections” (of which no net operating losses were assumed to be utilized in 2020, approximately $12 million were assumed to be utilized in 2021, none were assumed to be utilized in 2022, approximately $8 million were assumed to be utilized in 2023, approximately $252 million were assumed to be utilized in 2024, approximately $482 million were assumed to be utilized in 2025, approximately $407 million were assumed to be utilized in 2026, and none were assumed to be utilized thereafter, in each case, as provided by the management of the Company), Goldman Sachs performed an illustrative discounted cash flow analysis of the Company. Using discount rates ranging from 8.0% to 10.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2020 (i) estimates of unlevered free cash flow for the Company for the years 2020 through 2039, which assumes a floor for R&D expenses of 10% of sales as provided by Company management, as reflected in the Company Projections and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 0.0% to 2.0%, to a terminal year estimate of the free cash flow to be generated by the Company, based on the Company Projections. Goldman Sachs derived such discount rates by application of the capital asset pricing model (“CAPM”), which requires certain company-specific inputs, including a company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and an estimated beta for a company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Company Projections and market expectations regarding long-term real growth of United States gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values described above. Goldman Sachs then added to the range of illustrative enterprise values it derived for the Company the cash, cash equivalents and marketable securities of the Company as of June 30, 2020 of $450.6 million, which was provided by the management of the Company and publicly disclosed in the Company’s second quarter earnings press release, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by ~~the number of~~ approximately 124.4 million fully diluted outstanding Shares of the Company, calculated using the treasury stock method and data as of August 14, 2020, provided by the management of the Company, to derive a range of illustrative present values per Share ranging from $39.93 to $54.67.

The first sentence of the first paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of Goldman Sachs—Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” on page 31 of the Schedule 14D-9 is amended and supplemented as follows:

Using the Company Projections and the NOL Forecasts, which is based on tax savings from usage of the Company’s federal net operating losses of $785 million as of December 31, 2019, future losses and assumed utilization rates based on the Company Projections, applied to EBIT Excl. Other Pipeline / Platform R&D, as such term is described under the subsection entitled “—Certain Projections” (of which no net operating losses were assumed to be utilized in 2020, approximately $12 million were assumed to be utilized in 2021, none were assumed to be utilized in 2022, approximately $8 million were assumed to be utilized in 2023, approximately $252 million were assumed to be utilized in 2024, approximately $507 million were assumed to be utilized in 2025, approximately $382 million were assumed to be utilized in 2026, and none were assumed to be utilized thereafter, in each case, as provided by the management of the Company), Goldman Sachs performed an illustrative sum-of-the-parts discounted cash flow analysis of the Company.

The third sentence of the second full paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of Goldman Sachs—Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” beginning on page 31 of the Schedule 14D-9 is amended and supplemented as follows:

Goldman Sachs derived a range of illustrative present values for each of M281, M254, M710, M230, Glatopa, the SIFbody research platform and the unallocated expenses and revenues by adding the ranges of present values described above and dividing the result by ~~the number of~~ approximately 124.2 million fully diluted outstanding Shares of the Company as of August 14, 2020, calculated using the treasury stock method and data provided by the management of the Company.

The first sentence of the first full paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of Goldman Sachs—Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” on page 32 of the Schedule 14D-9 is amended and supplemented as follows:

In addition, using the discount rates described above, Goldman Sachs also discounted to present value as of June 30, 2020, (i) estimates of the benefits to be derived by the Company from its utilization of its net operating losses as reflected in the NOL Forecasts to derive a range of illustrative values for the Company’s net operating losses, (ii) the Company’s net cash of $450.6 million, which was provided by the management of the Company and publicly disclosed in the Company’s second quarter earnings press release, and (iii) the net impact from an assumed equity raise of $450 million in gross proceeds as a result of the issuance of equity securities at $30 per share in 2020 and assumed the present value of the estimated costs associated with such issuance, to derive a range of illustrative values for these items. Goldman Sachs then divided each of the ranges of illustrative values by ~~the number of~~ approximately 124.2 million fully diluted outstanding Shares of the Company, calculated using the treasury stock method and data as of August 14, 2020, provided by the management of the Company, to derive a per Share value for each such item.

The table on page 38 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of Centerview Partners LLC—Selected Transactions Analysis” is hereby deleted in its entirety and replaced with the following:

Date Announced	Target	Acquiror	Transaction Value/5-Year Forward Revenue	1-Day Premium(1)
03/02/20	Forty Seven, Inc.	Gilead Sciences, Inc.	11.4x	96%
12/02/19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	5.0x	110%
10/10/19	Ra Pharmaceuticals, Inc.	UCB S.A.	6.0x	111%
02/25/19	Spark Therapeutics, Inc.	Roche Holding AG	7.2x	122%
01/07/19	Loxo Oncology, Inc.	Eli Lilly and Company	6.9x	68%
10/18/18	Endocyte, Inc.	Novartis AG	3.6x	54%
11/02/15	Dyax Corporation	Shire plc	9.4x	35%
07/14/15	Receptos, Inc.	Celgene Corporation	9.5x	45%

Median			7.1x	82%

(1)

Premiums for each transaction were calculated by comparing the per share acquisition price in the transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction.

The first sentence of the second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Opinion of Centerview Partners LLC—Discounted Cash Flow Analysis” on page 39 of the Schedule 14D-9 is amended and supplemented as follows:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2020 using discount rates ranging from 9.5% to 11.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2020 and ending on December 31, 2039, utilized by Centerview based on the Company Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2039 at a range of rates of free cash flow decline of 30% to 20% year over year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its professional judgment and experience), (iii) tax savings from usage of the Company’s federal net operating losses of $785 million as of December 31, 2019 and future losses and assumed utilization rates based on the Company Projections, applied to EBIT Excl. Other Pipeline / Platform R&D, as such term is described under the subsection entitled “—Certain Projections” (of which no net operating losses were assumed to be utilized in 2020, approximately $12 million were assumed to be utilized in 2021, none were assumed to be utilized in 2022, approximately $8 million were assumed to be utilized in 2023, approximately $252 million were assumed to be utilized in 2024, approximately $507 million were assumed to be utilized in 2025, approximately $382 million were assumed to be utilized in 2026, and none were assumed to be utilized thereafter, in each case, as provided by the management of the Company) and (b) adding to the foregoing results the Company’s net cash of $451 million as of June 30, 2020, plus an assumed equity raise of $450 million in 2020 based on the Internal Data.

The third paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Projections” on page 41 of the Schedule 14D-9 is amended and supplemented as follows:

In addition, Goldman Sachs and Centerview arithmetically calculated the projected usage of the Company’s federal net operating losses over the period covered by the Company Projections, based on (i) the Company’s federal net operating losses of $785 million as of December 31, 2019, as provided by the Company’s management to Goldman Sachs and Centerview, (ii) the Company’s future losses based on the Company Projections and (iii) application of such net operating losses to the Company’s taxable EBIT or EBIT Excl. Other Pipeline / Platform R&D, assuming a tax rate of 21% and treatment of net operating losses in accordance with the Code, as directed by management of the Company.

The seventh paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Projections” on page 42 of the Schedule 14D-9 is amended and supplemented as follows:

Although presented with numerical specificity, the Company Projections are not fact, and are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by the Company’s senior management, in each case that are inherently uncertain and may be beyond the control of the Company’s senior management. Certain assumptions underlying the Company Projections include assumptions with respect to the Company’s ability to commercialize its products, assumptions with respect to the factors described above, as well as assumptions with respect to product pricing, costs and expenses, timing of debt repayment, working capital and stock option exercises, all of which are difficult to predict and many of which are beyond the Company’s control. The Company Projections also include certain risk and probability adjustments reflecting the Company’s management’s good faith assessment as to the probability of success for the Company’s product candidates and pipeline programs. The Company Projections assume a range of between 34% and 71% cumulative probability of success for the Company’s target indications for M281; a range of between 21% and 53% cumulative probability of success for the Company’s target indications for M254; a 14% cumulative probability of success for M230; a 76% cumulative probability of success for M710; a 100% cumulative probability of success for Glatopa and a range of between 5% and 10% cumulative probability of success for the Company’s SIFbody research platform programs. Important factors that may affect actual results and result in such Company Projections not being achieved include, but are not limited to: the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Momenta’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally, risks related to diverting management’s attention from Momenta’ ongoing business operations, and the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and those referred to under the section “Risk Factors” in the Company’s Quarterly

Report on Form 10-Q for the period ended June 30, 2020 and the Company’s Annual Report on Form 10-K for the period ended December 31, 2019, each filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Moreover, the Company Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Company Projections will be realized, or that the assumptions and estimates used to prepare the Company Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Company Projections. Important factors that may affect actual results and result in projections contained in the Company Projections not being achieved include, but are not limited to, the factors set forth from time to time in the Company’s SEC filings.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading “Item 8. Additional Information—Legal Proceedings” on page 56 of the Schedule 14D-9 and replacing it with the following paragraphs:

“On September 2, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the District of Delaware against the Company and its directors, captioned Elaine Wang v. Momenta Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01175-UNA (the “Wang Complaint”). On September 8, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its directors, captioned Rudik v. Momenta Pharmaceuticals, Inc., et al., Case No. 1:20-cv-07313 (the “Rudik Complaint”). On September 9, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the District of Delaware against the Company, its directors, Parent and Purchaser, captioned Post v. Momenta Pharmaceuticals, Inc., et al., Case No. 1:99-mc-09999 (the “Post Complaint”). On September 11, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its directors, captioned Booth Family Trust v. Momenta Pharmaceuticals, Inc., et al., Case No. 1:20-cv-07461 (the “Booth Complaint”). On September 22, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its directors, captioned David Nowak v. Momenta Pharmaceuticals, Inc., et al., Case No. 1:20-cv-07782 (the “Nowak Complaint”). On September 22, 2020, a purported stockholder of the Company filed a complaint in the Supreme Court of the State of New York for the County of New York against the Company and its directors, captioned David Nowak v. Momenta Pharmaceuticals, Inc., et al., Case No. 654613/2020 (the “Second Nowak Complaint”). On September 22, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its directors, captioned Carlos Cespedes v. Momenta Pharmaceuticals, Inc., et al., Case No. 1:20-cv-07804 (the “Cespedes Complaint”).

The complaints in the preceding paragraph name as defendants the Company and each member of the Company Board. The Post Complaint also names Parent and Purchaser as defendants. Each of the complaints (except the Second Nowak Complaint) alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d)(4) of the Exchange Act and (c) each member of the Company Board (and Parent in the Post Complaint) violated Section 20(a) of the Exchange Act. The Nowak Complaint also alleges that each member of the Company Board breached their fiduciary duties of candor and disclosure. The Second Nowak Complaint alleges that each member of the Company Board breached their fiduciary duties of care, loyalty and good faith and that the Company aided and abetted the Company Board in such breach. Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated (except for the Rudik Complaint), (iii) damages (except for the Post, Booth and Cespedes Complaints) and (iv) plaintiff’s attorneys’ and experts’ fees and expenses. The Rudik, Post and Cespedes Complaints also seek an amendment to the Schedule 14D-9 that addresses their complaints. The Company believes the claims asserted in each of the complaints are without merit.

Additional complaints may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Momenta Pharmaceuticals, Inc.

By:	/s/ Craig A. Wheeler
Name: Craig A. Wheeler
Title: President and Chief Executive Officer

Dated: September 23, 2020